Direct Line Direct Fax

BY REGISTERED POST

1 April 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(a) Announcement on Final Results for the Year Ended 31 December 2007
(b) Announcement of Change of Agent for the Service of Process in Hong Kong

The Annual Report 2007 will be available by the end of April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosures

dw 5/21

CoSec\Annual2006\Announcement-Distribution.doc

SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2007 as follows:

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**534,154**	566,953
Investment properties		**1,040,100**	773,800
Lease premium for land		**31,588**	32,609
Intangible assets		**29,542**	34,920
Interests in associates		**55,888**	53,169
Available-for-sale financial assets		**292,722**	208,516
Defined benefit plan's assets		**47,808**	39,611
		2,031,802	1,709,578
Current assets			
Inventories		**23,076**	29,252
Accounts receivable	*3*	**231,304**	281,771
Prepayments, deposits and other receivables		**16,330**	17,028
Cash and bank balances		**257,685**	255,306
		528,395	583,357
Total assets		**2,560,197**	2,292,935

	Notes	2007 HK$'000	2006 HK$'000
EQUITY			
Capital and reserves			
Share capital	4	**156,095**	156,095
Reserves		**1,859,438**	1,523,737
Proposed dividend		**156,095**	202,923
		2,015,533	1,726,660
Shareholders' funds		**2,171,628**	1,882,755
Minority interests		**16,567**	11,832
Total equity		**2,188,195**	1,894,587
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured		**–**	17,000
Deferred income tax liabilities		**151,408**	111,833
		151,408	128,833
Current liabilities			
Accounts payable and accrued liabilities	5	**153,402**	149,881
Subscriptions in advance		**25,795**	23,037
Current income tax liabilities		**22,225**	81,672
Short-term bank loans, unsecured		**–**	1,990
Bank overdraft, secured		**19,172**	12,935
		220,594	269,515
Total liabilities		**372,002**	398,348
Total equity and liabilities		**2,560,197**	2,292,935
Net current assets		**307,801**	313,842
Total assets less current liabilities		**2,339,603**	2,023,420

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2007

	Notes	**2007** **HK$'000**	2006 HK$'000
Revenue	*2*	**1,251,543**	1,213,156
Other income		**4,742**	4,436
Staff costs		**(391,472)**	(377,084)
Cost of production materials		**(176,172)**	(178,350)
Rental and utilities		**(42,364)**	(35,226)
Depreciation and amortisation		**(57,437)**	(65,609)
Advertising and promotion		**(29,702)**	(30,989)
Other operating expenses		**(156,686)**	(148,341)
Fair value gain on investment properties		**266,300**	40,070
Gain on disposal of available-for-sale financial assets		**1,370**	13,680
Impairment of non-current assets		**–**	(16,186)
Operating profit	*2*	**670,122**	419,557
Net interest income		**6,008**	2,128
Share of profits of associates		**3,380**	5,790
Profit before income tax		**679,510**	427,475
Income tax expense	*6*	**(118,747)**	(80,047)
Profit for the year		**560,763**	347,428
Attributable to:			
Shareholders		**548,084**	338,584
Minority interests		**12,679**	8,844
		560,763	347,428
Dividends	*7*	**280,971**	296,580
Earnings per share			
Basic and diluted	*8*	**35.11 cents**	21.69 cents

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets.

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2007, including the following that are relevant to the Group's operations:

HKAS 1 Amendment:	Capital Disclosures
HKFRS 7:	Financial Instruments: Disclosures
HK(IFRIC)-Int 8:	Scope of HKFRS 2
HK(IFRIC)-Int 9:	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10:	Interim Financial Reporting and Impairment

These new standards, interpretations and amendments had no material impact on the Group's results and financial position except that HKAS 1 Amendment and HKFRS 7 introduced certain new disclosures, which have been reflected in the Group's financial statements for the year ended 31 December 2007.

2. REVENUE AND SEGMENT INFORMATION

The Company acted as an investment holding company during the year. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, property investment, video and film post-production, and music publishing.

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income. Total revenue from these principal activities amounted to HK$1,251,543,000 and HK$1,213,156,000 for the years ended 31 December 2007 and 2006 respectively.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's revenue and contribution to operating profit by principal activity:

	Revenue		Contribution to Operating profit	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Newspapers, magazines and other publications	**1,212,083**	1,172,208	**386,346**	381,563
Investment properties	**19,651**	17,559	**280,956**	52,659
Video and film post-production	**16,545**	19,035	**581**	(16,457)
Music publishing	**3,264**	4,354	**2,239**	1,792
	1,251,543	1,213,156	**670,122**	419,557

3. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable is as follows:

	Group			
	2007		2006	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	***%***	*HK$'000*	*%*
Current	**149,374**	**63.7**	165,459	58.0
Less than 30 days past due	**22,184**	**9.5**	25,376	8.9
31 to 60 days past due	**45,832**	**19.5**	49,473	17.3
61 to 90 days past due	**15,599**	**6.7**	31,811	11.1
Over 90 days past due	**1,505**	**0.6**	13,223	4.7
Total	**234,494**	**100.00**	285,342	100.0
Less: Allowance for impairment	**(3,190)**		(3,571)	
	231,304		281,771	

4. SHARE CAPITAL

	Group and Company	
	2007	2006
	HK$'000	*HK$'000*
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2006: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable:

	Group			
	2007		2006	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	***%***	*HK$'000*	*%*
0 to 30 days	**20,114**	**86.2**	29,888	80.2
31 to 60 days	**947**	**4.1**	4,436	11.9
61 to 90 days	**241**	**1.0**	333	0.9
Over 90 days	**2,025**	**8.7**	2,609	7.0
Total accounts payable	**23,327**	**100.0**	37,266	100.0
Accrued liabilities	**130,075**		112,615	
Total accounts payable and accrued liabilities	**153,402**		149,881	

6. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at a rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	Group	
	2007	2006
	HK$'000	*HK$'000*
Current income tax		
– Hong Kong profits tax	**78,975**	73,031
– Overseas taxation	**197**	644
Deferred income tax		
– Deferred tax with respect to fair value gain on investment properties	**44,990**	10,021
– Other deferred tax credits	**(5,415)**	(3,649)
	118,747	80,047

7. DIVIDENDS

(a) Dividends attributable to the year:

	Company	
	2007	2006
	HK$'000	*HK$'000*
Interim dividend paid, HK8 cents (2006: HK6 cents) per share	**124,876**	93,657
Final dividend proposed but not yet recognised, HK10 cents (2006: HK13 cents) per share	**156,095**	202,923
	280,971	296,580

(b) Dividends paid during the year:

	Company	
	2007	2006
	HK$'000	*HK$'000*
Interim dividend in respect of 2007, HK8 cents per share	**124,876**	–
Interim dividend in respect of 2006, HK6 cents per share	**–**	93,657
Final dividend in respect of 2006, HK13 cents per share	**202,923**	–
Final dividend in respect of 2005, HK10 cents per share	**–**	156,095
	327,799	249,752

8. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$548,084,000 (2006: HK$338,584,000) and 1,560,945,596 (2006: 1,560,945,596) shares in issue during the year.

As at 31 December 2007, there was no share options outstanding that enable the holders to subscribe for shares (2006: 6,793,000 shares) in the Company. The share options outstanding in 2006 could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year presented.

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company in 2007. The principal business activities of its subsidiaries during the year were newspaper, magazine and book publishing, music publishing and investments.

FINANCIAL HIGHLIGHTS

• Revenue	$1,251.5 million
• Operating profit from principal activities	$397.7 million
• Operating profit	$670.1 million
• Profit attributable to shareholders	$548.1 million
• Earnings per share	$0.35
• Total dividend per share	$0.18

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2007 and 2006 were as follows:

(HK$ millions, except per share amounts)	**2007**	2006	% Change
Revenue	**1,251.5**	1,213.2	3
Staff costs	**(391.5)**	(377.1)	4
Production costs	**(176.2)**	(178.3)	(1)
Rental and utilities	**(42.4)**	(35.2)	20
Advertising and promotions	**(29.7)**	(31.0)	(4)
Other operating expenses	**(156.6)**	(148.4)	6
Operating costs before depreciation and amortisation	**(796.4)**	(770.0)	3
Depreciation and amortisation	**(57.4)**	(65.6)	(13)
Operating profit from principal activities	**397.7**	377.6	5
Other income	**4.7**	4.4	7
Fair value gain on investment properties	**266.3**	40.1	*
Impairment of non-current assets	**–**	(16.2)	(100)
Gain on disposal of financial assets available for sale	**1.4**	13.7	(90)
Operating profit	**670.1**	419.6	60
Net interest income	**6.0**	2.1	*
Share of profits of associates	**3.4**	5.8	(41)
Deferred tax on fair value gain on investment properties	**(45.0)**	(10.0)	*
Income tax	**(73.7)**	(70.1)	5
Minority interests	**(12.7)**	(8.8)	44
Profit attributable to shareholders	**548.1**	338.6	62
Earnings per share (HK cents)	**35.1**	21.7	62

* *Represents an increase in excess of 100%*

Profit attributable to shareholders increased 62% to $548.1 million, mainly due to a $221.3 million fair value gain on investment properties net of deferred tax. Operating profit from principal activities rose 5% to $397.7 million due to sustained growth in display advertising and higher contribution from magazines.

Staff costs increased 4% or $14.4 million mainly due to certain one-off items including higher bonus and severance payments. Production costs were stable, higher newsprint cost was offset by lower production costs of magazines and music publishing. Average newsprint cost rose 1% from US$613 to US$616 per metric ton. The latest market price of 48.8gsm newsprint is US$725 per ton. Rental and utilities expenses rose 20% or $7.2 million owing to higher rent of office premises.

FINANCIAL REVIEW BY BUSINESS

Publishing

Publishing revenues grew 3% and accounted for 97% of total revenue of the Group. EBITDA and operating margin from principal activities remained stable.

The circulation of *South China Morning Post* and *Sunday Morning Post* showed a moderate increase of 2% and 1% respectively, with growth in subscriptions, hotel sales and China market most noticeable.

Display advertising revenue increased 10%, outperforming the 7% growth in newspaper ad spending in Hong Kong (source: *Admango*). Yield and volume rose 6% and 4% respectively. Revenue from major customer categories was generally higher.

Recruitment advertising revenue grew 7%, mainly driven by ad volume growth. The recruitment market for junior to middle levels has been very active this year, driving up *Jiu Jik* and online recruitment advertising revenues by 27% and 35%, respectively. *Classifiedpost.com* was revamped and launched in April 2007.

Overall notices revenue was below last year by 13%. The 31% growth in the first half was more than offset by a 50% drop in the second half owing to the implementation of the HKEx rule and the trend towards eIPO which affected revenue from IPOs.

Full year revenue from results announcements and other corporate notices dropped 23% year-on-year. Revenue increased 7% in the first half of 2007 but dropped 60% in the second half when compared to the same periods last year, owing to the change in the listing rule which resulted in the abolition of the mandatory requirement to publish announcements in newspapers effective from 25 June 2007.

IPO advertising remained strong in 2007. Despite the increasing eIPO trend, our market share increased from 87% in 2006 to 94% in 2007. There were 80 main board IPOs in 2007 compared to 55 in 2006. However, the average advertising revenue per IPO was lower in the second half, owing to less IPO allotment results pages. Advertising volume was 7% lower than 2006, while revenue was 4% lower.

Operating profit of the Magazine Division rose 30% due to the strong performance of *Cosmopolitan* and *Harper's Bazaar* and reduced losses of *Maxim*. Emphasis was placed on marketing and promotion activities as well as events to drive circulation and subscription in a very competitive market.

Investment Properties

Net profit for the year included a revaluation gain on investment properties net of deferred tax of $221.3 million, as compared with $30.1 million in 2006. Rental income increased 11% due to higher contributions from Bank of America Tower, Leighton Road properties and billboards.

Video and Film Post-Production

The Hong Kong operation was profitable while the Guangzhou operation was suspended in July 2007 due to poor business outlook. The net loss in 2007 included a loss of $2.3 million which was recognised following the buyback of all minority stakes in the company. The net loss in 2006 included an asset impairment provision of $12.5 million for the Guangzhou operation.

Music Publishing

Net profit increased 22% mainly due to improved royalty income.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 December 2007, the Group's only borrowing was a bank overdraft of $19.2 million denominated in Renminbi, which was payable within one year. All of the Group's other bank loans were repaid in 2007. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2007, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.4 times compared with 2.2 times as at 31 December 2006.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank overdrafts, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year ended 31 December 2007 was $373.2 million compared with $369.7 million for the same period last year. The higher cash inflow was partly offset by tax payments during the year.

Investment Activities

Net cash outflow from investing activities was $20.6 million compared with a net cash inflow of $8.3 million in 2006. The cash outflow was mainly due to capital expenditure of $18.6 million and an additional investment of $17.8 million in shares of Shangri-La Asia Limited through a rights issue. Cash inflows were derived from interest income, dividend income and proceeds from the sale of investment shares. Major items of capital expenditure in 2007 include development costs for software applications and websites revamp ($5.7 million), office renovation works ($4.5 million) and production equipment ($1.5 million). The remaining balance was mainly spent on computer and related equipment.

Financing Activities

Net cash used in financing activities was $356.5 million, mainly comprising dividend payments of $327.8 million to shareholders of the Group and $7.8 million to a minority shareholder of a subsidiary, and the repayment of bank loans of $19.0 million.

OUTLOOK

2008 presents both challenges and opportunities. The subprime crisis, concerns about an economic recession in the US and its potential impact on the world economy and volatility in the financial markets all give rise to a cautiously optimistic outlook for this year.

The full year impact of the listing rule change and the trend towards eIPO will put pressure on notices advertising revenue in 2008. In view of these changes, we plan to increase our online revenues by enhancing our investor relations website *SCMPIR.com* to drive more page views and advertisers. We also seek to attract more companies' brand and investor relations advertising by creating more relevant content within the business pages of the newspaper.

Looking ahead, we will continue to focus on our core publishing business and drive efficiencies and cost savings where possible. At the same time, we will invest in people and technology to develop new products that will drive future growth for our business.

STAFF

As at 31 December 2007, the Group had 1,032 employees compared with 1,016 as at 31 December 2006. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

DIVIDEND

The Directors recommend to pay a final dividend of HK10 cents per share (2006: HK13 cents). This final dividend, together with the interim dividend of HK8 cents (2006 : HK6 cents) per share, will make a total dividend of HK18 cents (2006 : HK19 cents) per share for the year ended 31 December 2007. The proposed final dividend, if approved, will be paid on Tuesday, 27 May 2008 to shareholders whose names appear on the Register of Members of the Company on Friday, 23 May 2008.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 20 May 2008 to Friday, 23 May 2008, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 19 May 2008 so as to qualify for the final dividend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and management are committed to upholding the Group's obligations to shareholders. Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards.

The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the code provisions of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied will be included in the Company's Annual Report 2007.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises four Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, The Hon. Ronald J. Arculli, Sir David Li Kwok Po and Mr. Wong Kai Man. Two meetings were held by the Audit Committee during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2007.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Remuneration Committee during the year.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Executive Chairman, Mr. Kuok Khoon Ean. One meeting was held by the Nomination Committee during the year.

PUBLIC FLOAT

Immediately following the close of the mandatory conditional offer made by Kerry Media Limited (the "Offeror"), details of which are set out in the Offeror's offer document dated 4 January 2008 (the "Offer Document"), (i) the Offeror and members of its concert group owned in aggregate 1,169,543,308 shares of the Company, representing approximately 74.93% of issued share capital of the Company; (ii) approximately 14.06% of the Company's issued shares was held/controlled by Silchester International Investors Limited ("Silchester"), a substantial shareholder and, thus, a connected person of the Company; and (iii) approximately 11.01% of the issued shares of the Company was held by the public. The Company is required to restore the public float to 25% under Rule 8.08(1)(a) of the Listing Rules and an application was made to the Stock Exchange initially for a waiver from strict compliance with Rule 8.08(1)(a) for a period of two months from 6 March 2008. Trading in the shares of the Company was suspended as from 27 February 2008 and the Stock Exchange indicated that suspension should continue until the 25% public float is restored. Details of the public float arrangements have been disclosed in the Company's announcement dated 6 March 2008.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 31 March 2008

As at the date of this announcement, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

The Company's Annual Report 2007 containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") in due course and will be dispatched to shareholders before end of April 2008.

This final results announcement is available for viewing on the website of HKEx at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in South China Morning Post"

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Change of Agent for the Service of Process in Hong Kong

The board of directors (the "Board") of SCMP Group Limited (the "Company") announces that pursuant to Part XI of the Hong Kong Companies Ordinance, Ms. KUOK Hui Kwong was appointed as the authorized representative to accept on behalf of the Company service of process and any notices required to be served on the Company in place of Ms. Maria Nancy VALIENTE with effect from 31 March 2008.

By Order of the Board
SCMP Group Limited
Vera LEUNG
Company Secretary

Hong Kong, 31 March 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

CoSec/announcement/e-change of agent-31032008

END